NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
When:                    Where:
Wednesday, June 21, 2023 at        Virtually via live webcast at: https://Web.lumiagm.com/403461630

10:00 a.m. (Toronto time)             Password: tricon2023
Business of the Meeting
1.Receive the financial statements of Tricon Residential Inc. (the “Company”) for the 12-month period ended December 31, 2022, together with the auditor’s report thereon;
2.Elect Directors of the Company for the ensuing year;
3.Appoint the auditor of the Company and authorize the Board of Directors to fix their remuneration; and
4.Transact any other business which may properly come before the annual meeting (the “Meeting”) of holders of the Company’s common shares (“Shareholders”).
Your Vote is Important
If you held common shares of the Company (“Common Shares”) on May 2, 2023, you are entitled to receive notice and to vote on each of the matters listed above to be voted on at the Meeting.
Due to the virtual nature of the Meeting, Shareholders are encouraged to express their vote in advance by completing a form of proxy or voting instruction form, or where advanced voting is not possible, to do so at the virtual Meeting. Detailed voting instructions can be found starting on page 10 of the accompanying management information circular (“Information Circular”).
Virtual Meeting
Annual meetings present a valuable opportunity for Shareholders to engage with us, ask questions of management, and express their views. Similar to last year, and as the Company aims to maximize Shareholder participation and optimize cost efficiencies, the Meeting will be in a virtual-only format, which will be conducted via live webcast. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://Web.lumiagm.com/403461630. Guests and non-registered Shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting.
Meeting Materials
This year, the Company is again using notice-and-access delivery to furnish the Notice of Meeting and Information Circular (the “Meeting Materials”) to Shareholders electronically. Therefore, instead of receiving the Meeting Materials by mail, you can view them online under the Company’s profile at www.sedar.com or at https://docs.tsxtrust.com/2234. Requests for paper copies of the Meeting Materials may be made, at no charge, up to one year from the date the Information Circular is filed on SEDAR by calling 1-866-600-5869 or by emailing tsxtis@tmx.com.
The Company believes that this delivery process will expedite Shareholders’ receipt of proxy materials and both lower the costs and reduce the environmental impact of the Meeting.
By order of the Board of Directors
“David Veneziano”
David Veneziano
Executive Vice President and Chief Legal Officer
Toronto, Ontario, Canada
May 9, 2023